EXHIBIT E

September 16, 1996

Andrew Gaspar
R.S. Lauder, Gaspar & Co., L.P.
767 Fifth Avenue
Suite 4200
New York, NY 10153

Dear Andrew:

As you know Steel Partners II, L.P. ("Steel") has been AutoInfo's largest shareholder since February 1995. At the time of our purchase the stock was trading at $3.35 which was at a discount to the Company's net cash and its book value. Since that time, we have patiently waited for the market price of the common shares to increase to its intrinsic value. Unfortunately, the reverse has happened and the stock is currently selling at $2.00 per share.

Since AutoInfo purchased Falk Financial earlier this year we have spent a considerable amount of time reviewing the sub-par auto finance business and feel we have a good understanding of the risks and potential of this industry. Additionally, after speaking with Scott Zecher, I now have a clear understanding of where the board would like to take the company. Consequently, we feel AutoInfo is trading at a substantial discount to its intrinsic value which we estimate at no less than $3.90 per share (June 1996 book value per share).

We believe that the market price of the Company's stock has not reflected, and does not reflect, its potential value and wish to be able to purchase additional shares without any risk of triggering the Company's "poison pill". Accordingly, we request that the Company's Board of Directors make a determination to amend the rights agreement to allow us to increase our position to greater than 15% - or alternatively to remove the poison pill entirely. We would be agreeable to addressing any concerns the Company might have as a result of the redemption of the poison pill.

Our current stockholdings and our request to be able to increase our holdings reflects our confidence and belief that significant value could be realized for the benefit of all stockholders. Consequently, we believe it is incumbent upon you at a minimum, to grant the requested amendment.

We believe that the low market price has been very disappointing to all of the stockholders and that it's the board's fiduciary duty and obligation to immediately embark on a mission and strategy to increase stockholder value. We would like to work with the Board in this endeavor.

With the stock price at $2.00 we think one of the best uses of the company's cash would be to make an investment in it's own shares through a stock repurchase program. We urge the board to immediately authorize and implement a formal stock buyback plan as a way to enhance stockholder value.

We look forward to hearing back from you shortly.

Sincerely,



/s/ Warren Lichtenstein
- -----------------------
    Warren Lichtenstein

cc:  Board of Directors